The Taiwan Fund, Inc.
c/o State Street Bank and Trust Company
2 Avenue de Lafayette
P.O. Box 5049
Boston, MA 02206-5049

VIA EDGAR CORRESPONDENCE

October 12, 2010

U.S. Securities & Exchange Commission
Office of the Chief Accountant
Ms. Sheila Stout
100 F Street, NE
Washington, DC 20549-4720

Re:	The Taiwan Fund, Inc.
File No. 811-04893

Dear Ms. Stout:

This letter replaces the letter dated October 8, 2010 for the purpose of filing the attachment.

This letter responds to the comments provided by the Securities and Exchange Commission (the “SEC”) by telephone on September 9, 2010 for The Taiwan Fund, Inc. (the “Registrant”).  The comments were made in reference to the Registrant’s August 31, 2009 Annual Report.

1.	SEC Comment: Is any of the cash shown in the Statement of Assets and Liabilities restricted? Going forward, if cash is restricted, label it “restricted.”

Response:  None of the cash shown in the Statement of Assets and Liabilities was restricted.

2.
SEC Comment:  The Statement of Changes in Net Assets shows a distribution in excess of net investment income for the fiscal year ended August 31, 2009.  Was a Section 19(a) notice provided to stockholders as required?

Response:  The Registrant did not provide a Section 19(a) notice to stockholders with respect to the Registrant’s 2008 annual distribution because it was not required.  On a calendar year basis, the Registrant’s 2008 distribution was paid solely from net income.  The Registrant’s 2008 distribution amount was properly reported to stockholders on Internal Revenue Service Form 1099-DIV as ordinary income.  The Statement of Changes in Net Assets in the August 31, 2009 Annual Report reports a distribution “in excess of income” because it is reporting the amount distributed on a fiscal year basis; correspondingly, in other fiscal years, the amount of the distribution may be less than the net income.

3.
SEC Comment:  Note 3, Management Fee, in the Notes to the Financial Statements shows a performance fee in place prior to April 1, 2009 and no performance fee starting April 1, 2009.  Confirm and attach a copy of the new management agreement.

Response:  Note 3 properly discloses the Registrant’s performance fee structure, which was in effect throughout 2009.  A copy of the new management agreement is attached.

4.	SEC Comment: Going forward, include the term of office in the Director and Officers table.

Response:  The term of office will be included in the Director and Officers table in future stockholder reports.

*****

You requested that the Registrant make certain representations concerning the comments received and the response being made to the comments received.  These representations are included as an exhibit to this letter.

Please call me at (207) 553-7131 or Elizabeth A. Watson at (617) 662-1118 if you have any further questions.

Regards,

/s/ Cynthia L. Morse-Griffin

Cynthia L. Morse-Griffin
Treasurer

Cc:	Mary Moran Zeven, Esq.
Jamie Skinner, President
Richard Cook, Chief Compliance Officer
Leonard Mackey, Clifford Chance LLP

EXHIBIT

The Taiwan Fund, Inc.
c/o State Street Bank and Trust Company
2 Avenue de Lafayette
P.O. Box 5049
Boston, MA 02206-5049

VIA EDGAR CORRESPONDENCE

October 12, 2010

U.S. Securities & Exchange Commission
Office of the Chief Accountant
Ms. Sheila Stout
100 F Street, NE
Washington, DC 20549-4720

Re:	The Taiwan Fund, Inc.
File No. 811-04893

Dear Ms. Stout:

In connection with a response being made on behalf of The Taiwan Fund, Inc. (the “Registrant”) to comments you provided, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•
the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request made on September 9, 2010.  Please do not hesitate to contact the undersigned at (617) 662-1118 if you have any questions concerning the foregoing.

Sincerely,
/s/ Elizabeth A. Watson
Elizabeth A. Watson
Secretary

cc:           Mary Moran Zeven, Esq.
Leonard Mackey, Esq., Clifford Chance LLP

Discretionary Investment Management Contract

This Discretionary Investment Management Contract (this "**Contract**") dated as of APR 03 2009, 2009] is made by and between The Taiwan Fund, Inc., a corporation organized under the Delaware laws of the United States with a registered office at c/o State Street Bank and Trust Company, P.O. Box 5049, 4 Copley Place, 5th Floor, Boston, MA 02116-5049 (the "**Fund**") and HSBC Global Asset Management (Taiwan) Limited, a corporation organized under the laws of the Republic of China ("**R.O.C.**") with a registered office at 24 Floor, No. 99, Sec. 2, Tun Hwa S. Rd., Taipei 106, Taiwan ("**HSBC Taiwan**").

Each of the parties named above shall be referred to collectively as the "Parties" and individually as a "Party".

WITNESSETH:

WHEREAS, the Fund is a diversified, closed-end investment management company registered under the U.S. Investment Company Act of 1940 (the "**1940 Act**");

WHEREAS, HSBC Taiwan is a licensed securities investment trust enterprise registered and validly existing under the laws of the R.O.C. which has been approved by the Financial Supervisory Commission, Executive Yuan of the R.O.C. (the "**FSC**") to carry out securities discretionary investment business (Business License Number: 2102255), and is also an investment adviser registered under the U.S. Investment Advisers Act of 1940 (the "**Advisers Act**");

WHEREAS, the Fund, HSBC Taiwan and the International Commercial Bank of China (the name of which has been changed to Mega International Commercial Bank Co., Ltd.) have entered into a Securities Investment Trust-Investment Management and Custodian Contract dated August 22, 2001 (the "**Management Contract**") providing for management by HSBC Taiwan of assets of the Fund held in the R.O.C. under a trust fund structure (the "**Trust**");

WHEREAS, the Fund and HSBC Taiwan have also entered into an Investment Advisory and Management Agreement dated August 22, 2001 ("**Advisory Agreement**") to retain HSBC Taiwan to furnish investment advisory and management services for the Fund's assets which may be held in the United States, either pending remittance to the R.O.C. of the net proceeds of any offering of the Common Stock of the Fund, or after distribution to the Fund under the Management Contract, or upon borrowing by the Fund from a bank in the United States for

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temporary or emergency purposes, or otherwise as permitted under applicable R.O.C. law and regulations (such assets of the Fund being referred to herein as the "**U.S. Assets**"); and

WHEREAS, the Fund and HSBC Taiwan have entered into a Discretionary Investment Management Contract, dated [APR 03 2009, 2009] (the "**Interim DIM Contract**") to provide for management of the Fund's assets held in the R.O.C. (the "**R.O.C. Assets**") in accordance with the Advisory Agreement by setting forth therein provisions, in addition to the provisions in the Advisory Agreement, necessary to comply with the R.O.C. laws and relevant regulations regarding discretionary investment management to permit HSBC Taiwan to provide investment advisory and management services for the Fund's R.O.C. Assets under a discretionary and non-trust-fund structure in accordance with the R.O.C. laws and other applicable laws; and

WHEREAS, the Fund is redeeming its units in the Trust and anticipates the termination of the Trust upon the redemption of all of its units in the Trust, at which time the Management Contract will also terminate; and

WHEREAS, the Fund desires to provide for the management of all of its assets by HSBC Taiwan under one agreement upon termination of the Trust and the Management Contract, and the Fund and HSBC Taiwan desire to enter into this contract for that purpose.

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, the Parties hereby agree as follows:

Article 1 (Procedure Prior to, and affect of, the Execution of this Contract)

1.1 Pursuant to the Securities Investment Trust and Consulting Act (the "**SITC Act**"), HSBC Taiwan has already interpreted and delivered to the Fund the terms and conditions of this Contract and the "Discretionary Investment Prospectus and Risk Disclosure Statement" attached hereto as Appendix I seven (7) days prior to the execution of this Contract.

1.2 HSBC Taiwan has thoroughly understood the financial capability, investment experiences, objectives and requirements of the Fund and informed the Fund of the trading characteristics of securities-related products, possible risks or legal restrictions associated with it. Taking the above matters into consideration, HSBC Taiwan has also consulted with the Fund and deliberated on the amount or price of DIM Assets (as defined in Article 3.1) as well as basic guidelines for investment or trading and the scope of investment or trading with the Fund prudently.

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1.3 Upon execution of this Contract, each of the Management Contract, Advisory Agreement and Interim DIM Contract shall terminate. This Contract shall be deemed as a continuation of the Advisory Agreement and the Interim DIM Contract and shall supersede the Advisory Agreement and the Interim DIM Contract.

Article 2 (Retaining of Discretionary Investment Services)

The Fund has read and confirmed the contents of this Contract and hereby agrees to retain HSBC Taiwan to conduct securities investment and securities-related products trading for the Fund's R.O.C. Assets and non-R.O.C. Assets (together, the Fund Assets") and HSBC Taiwan agrees to provide such services, based on its professional investment judgment and within the scope of authorization provided by this Contract, under a non-trust-fund structure and on a discretionary basis, in accordance with this Contract, relevant R.O.C. laws and regulations and rules stipulated by the Securities Investment Trust and Consulting Association of the R.O.C. (the "**SITCA**").

Article 3 (The Content, Amount or Price of Discretionary Investment Assets)

3.1 The Parties agree that the assets delivered to the R.O.C. Custodian (as defined in Article 7.1) for discretionary investment management by HSBC Taiwan under this Contract ("**DIM Assets**") shall be in the form of cash or securities upon delivery and the initial amount of the DIM Assets accepted by HSBC Taiwan is stated in Appendix II, which shall be delivered upon execution of this Contract by both parties in an amount of no less than NTD five million or any other amount required under the R.O.C. laws ("**Minimum DIM Amount**"). The Parties agree that the Fund may, at any time as it deems necessary and appropriate, increase or decrease the DIM Assets by sending a prior written notice to HSBC Taiwan and the R.O.C. Custodian and delivering to or returning from the R.O.C. Custodian the relevant amount of DIM Assets, provided that the amount of DIM Assets upon the time of such increase and decrease of the DIM Assets shall not be less than the Minimum DIM Amount. Such written notice of increasing or decreasing the DIM Assets shall be incorporated hereto as part of this Contract at the time when the following two conditions have been met: (i) the Fund serves such written notice on HSBC Taiwan and the R.O.C. Custodian, and (ii) the Fund delivers to or is returned from the R.O.C. Custodian the increased or decreased portion of DIM Assets.

3.2 The DIM Assets referred to in Article 3.1 hereof shall include the assets delivered by the Fund ("**Delivered Assets**") and any proceed and profit derived from the Delivered Assets

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and the management of them during the term of this Contract.

Article 4 (Agreement of Basic Guidelines and Scope of Investment or Trading and the Amendment thereof)

4.1 HSBC Taiwan shall conduct the investment, trading and management of Fund Assets with full discretion in accordance with the basic guidelines and scope of investment or trading and management of idle funds as stipulated in the Appendix III.

4.2 During the term of this Contract, the basic guidelines and scope of investment or trading and management of idle funds referred to in Article 4.1 may be amended by the Fund by written notice to HSBC Taiwan in accordance with Article 23 hereof and such amendment shall be incorporated hereto as part of this Contract.

Article 5 (Authorization of Right of Investment or Trading Decision-making and Right of Instruction on Assets Management and the Restriction thereof)

Unless otherwise provided in this Contract or relevant laws and regulations, subject to the basic guidelines and scope of investment or trading specified in the preceding Article, the Fund authorizes HSBC Taiwan the right to make the investment or trading decision-making, to conduct trading of securities or securities-related products, to instruct the appropriate Custodian (as defined below) to conduct required settlement of funds and certificates or payment of margins and premiums, account-opening, disposition of the Fund Assets and any rights required for assets management of the Fund Assets, with full authority and discretion. A separate consent or authorization from the Fund is not required.

Article 6 (Designation and Change of Investment Manager)

6.1 Before the execution of this Contract, HSBC Taiwan has prepared information related to the education background and experience of each investment manager for the Fund and delivered such information to the Fund for review. The Parties agree to designate the persons listed in the Appendix IV as the investment manager and his deputy of the discretionary investment management under this Contract. During the term of this Contract, HSBC Taiwan may notify the Fund in writing of a change in the investment manager and re-designate a person acceptable to both Parties as the new investment manager.

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6.2 If the investment manager leaves office or for some reasons cannot perform his/her duties, HSBC Taiwan shall notify the Fund immediately and the designated deputy shall perform the duties of the investment manager before the new investment manager is designated according to Article 6.1.

6.3 The investment manager and the deputy referred to in Articles 6.1 and 6.2 shall be responsible for conducting, for and on behalf of HSBC Taiwan, the investment or trading analysis, judgment, decision making and other obligations of HSBC Taiwan related to the DIM Assets in accordance with the basic guidelines and scope of investment or trading stipulated in Appendix III and based on his professional knowledge and exercising due care of a prudent person.

Article 7 (Designation and Change of Custodian)

7.1 The Fund has designated Mega International Commercial Bank Co., Ltd, a financial institution organized under the laws of the R.O.C. with its principal place of business at 11 Floor, No. 100, Chi Lin Rd., Taipei, Taiwan, as the custodian to take custody of the DIM Assets ("**R.O.C. Custodian**") and has entered into, or been the beneficiary of, a custody contract ("**R.O.C. Custody Contract**") with the R.O.C. Custodian under which the DIM Assets shall be placed with the R.O.C. Custodian for custody and R.O.C. Custodian shall carry out the account-opening for securities investment or securities-related products trading, custody of funds and certificates, payment of margins and premiums, trading settlement, handling custody account matters and any other relevant matters in accordance with the R.O.C. Custody Contract and relevant R.O.C. laws and regulations. The Fund has also designated State Street Bank and Trust Company, a financial institution organized under the laws of the State of Massachusetts as custodian of the Fund Assets (the "**Fund Custodian**" and, together with the R.O.C. Custodian, the "**Custodians**").

7.2 The Fund, HSBC Taiwan and the R.O.C. Custodian has entered into a Tripartite Agreement of Discretionary Investment. The above-mentioned R.O.C. Custody Contract and the Tripartite Agreement of Discretionary Investment, which have been a part of the Interim DIM Contract, shall constitute a part of this Contract upon the execution of this Contract.

7.3 In the event that the R.O.C. Custodian is unable to perform the obligations under the R.O.C. Custody Contract due to certain reasons or unable to continuously providing

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custody services due to the cancellation or termination of the R.O.C. Custody Contract, the Fund shall notify or cause the R.O.C. Custodian to notify HSBC Taiwan immediately. It shall be the responsibilities of the R.O.C. Custodian to conduct, in accordance with R.O.C. Custody Contract, the clearance and settlement, payment and collection of margins and premiums in connection with the trading or transactions of the DIM Assets concluded prior to HSBC Taiwan's receipt of the notice of the Fund or the R.O.C. Custodian under this paragraph. HSBC Taiwan shall not be liable for any loss incurred due to the R.O.C. Custodian's failure to conduct such clearance, settlement, payment or collection of margins or premiums.

7.4 During the term of this Contract, the Fund may change a Custodian provided that the Fund shall notify HSBC Taiwan in writing and, if the R.O.C. Custodian is changed, the execution of the new R.O.C. Custody Contract shall be handled in accordance with Article 7.1 and Article 19 of this Contract. The transfer of DIM Assets from the original R.O.C. Custodian to the newly appointed R.O.C. Custodian, and relevant settlement, clearance, disposition or any other relevant matter required to be handled by the R.O.C. Custodian in connection with the DIM Assets during the transition period shall be negotiated and jointly determined by the Fund, HSBC Taiwan, the original R.O.C. Custodian and the newly- appointed R.O.C. Custodian.

Article 8 (Method of Custody of the DIM Assets)

The custody of the DIM Assets shall be made by the R.O.C. Custodian in accordance with the R.O.C. Custody Contract and the SITC Act and the relevant R.O.C. laws and regulations.

HSBC Taiwan or any of its representatives, employees or agents may not keep, or have any third party other than the R.O.C. Custodian keep, custody of the DIM Assets.

Article 9 (Opening of Accounts)

9.1 After entering into the Tripartite Agreement of Discretionary Investment with the Fund and the R.O.C. Custodian, HSBC Taiwan shall instruct the R.O.C. Custodian to enter into relevant account-opening and brokerage agreements or other contracts, if necessary, with the securities firm(s), futures commission merchant(s) or any other transaction counterparty (the "**Trading Counterparty**") on behalf of the Fund, and to open the relevant investment trading accounts, futures trading accounts, a centralized securities

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depository account, bank deposit accounts, the custody account and any other accounts necessary for executions of transaction of DIM Assets.

9.2 HSBC Taiwan shall cooperate with the R.O.C. Custodian in the account opening, execution of contracts and other related procedures referred to in Article 9.1 in accordance with the *Operation Rules for the Conduct of Discretionary Investment Business by Securities Investment Trust Enterprises and Securities Investment Consulting Enterprises of Securities Investment Trust and Consulting Association of the R.O.C.* (the "**Operation Rules**"). The account opening and brokerage agreement referred to in Article 9.1 shall stipulate clearly the responsibility of HSBC Taiwan in the Ultra Vires Transactions as referred to in Article 12 of this Contract.

9.3 The opening of the discretionary investment account ("**DIM Account**") shall comply with the provisions of the Operation Rules and this Contract. HSBC Taiwan may not start the discretionarily investment or trading until the execution of all of the contracts and the completion of procedures for account-opening prescribed in Article 9.1.

9.4 During the term of this Contract, the Fund may not use the investment trading account and futures trading account referred to in Article 9.1 for purposes other than those under this Contract.

9.5 The Fund agrees that HSBC Taiwan may place an order via the omnibus account at the securities firm when engaging the securities firm to trade securities on behalf of the Fund. The Fund shall issue a power of attorney to the securities firm for recordation.

Article 10 (Designation or Change of Trading Counterparty)

10.1 The Fund hereby authorizes HSBC Taiwan to designate the Trading Counterparty. For such designation, HSBC Taiwan shall assess the financial, business and credit conditions of the designee and give due attention to appropriate diversification to avoid over-concentration, and shall notify the R.O.C. Custodian immediately after the designation. If HSBC Taiwan and the designated Trading Counterparty or securities firm have mutual investment or control and subordination relationship with each other, HSBC Taiwan shall notify the Fund of such fact promptly.

10.2 During the term of this Contract, the Fund may request HSBC Taiwan to change the Trading Counterparty, by sending a written notice to HSBC Taiwan 10 days prior to said

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change. The designation of the new Trading Counterparty shall be handled in accordance with Article 10.1, provided that the change shall not affect the transactions already conducted prior to HSBC Taiwan's receipt of the Fund's such notice.

Article 11 (Instruction on Collection and Payment)

11.1 After confirming the content of transaction with respect to the DIM Assets with the securities brokerage firm or other Trading Counterparty on the transaction date or any other applicable date, HSBC Taiwan shall immediately issue to the R.O.C. Custodian a settlement instruction letter that specifies the information of Trading Counterparty, object, transaction date, settlement date, method and terms of settlement, and the price and volume of securities to be settled.

11.2 If HSBC Taiwan engages in securities-related products transaction with respect to the DIM Assets for which it is required to deposit or withdraw margins or payment or collection of any funds, HSBC Taiwan shall issue an instruction letter of collection or payment to the R.O.C. Custodian. Depending on the nature of the amount to be collected or paid, the instruction letter shall specify the number and title of the futures trading account, account number of client's margins account, the Trading Counterparty, collection or payment date, amount receivable or payable etc.

11.3 The Fund shall specify in the R.O.C. Custody Contract the procedures to handle the disputes over the Ultra Vires Transaction (as defined in Article 12.1) instructed by HSBC Taiwan in its instruction letters issued in accordance with in Articles 11.1 and 11.2 hereof. Such procedure shall comply with the Operation Rules.

Article 12 (Handling of Ultra Vires Transactions)

12.1 In the event of an ultra vires transaction (**"Ultra Vires Transaction"**) made by HSBC Taiwan in connection with the investment of DIM assets in securities or in other financial instruments approved by the FSC or in engaging in securities-related products trading, HSBC Taiwan shall be liable for the performance of the obligation arising from such Ultra Vires Transaction, and shall deposit necessary funds, certificates or amount to be paid for the Ultra Vires Transaction to the relevant custody account before the settlement date for the R.O.C. Custodian to handle clearance and the settlement of the transaction or payment of margins.

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12.2 With respect to the funds and certificates or securities-related products purchased or sold in an Ultra Vires Transaction, HSBC Taiwan shall handle in accordance with Article 60 of the Operation Rules and any amendment thereof, if any.

12.3 If the Fund, HSBC Taiwan or the R.O.C. Custodian has a dispute over an Ultra Vires Transaction, the parties shall handle in accordance with Article 59 of the Operation Rules and any amendment thereof, if any.

12.4 If HSBC Taiwan fails to handle the Ultra Vires Transaction in accordance Article 12.3 hereof, which results in the failure of the R.O.C. Custodian to complete the settlement, follow-up payment of margins or clearance and settlement, any liability arising therefrom shall be borne by HSBC Taiwan to Trading Counterparties. The Fund shall bear no responsibility thereof.

Article 13 (Handling of Refunded Service Fee)

13.1 The service fee refunded from or other interests paid by the Trading Counterparties due to the management of DIM Assets by HSBC Taiwan shall be used to set off the Fund's transaction cost. Unless the Fund and the Trading Counterparties have otherwise negotiated the service fee rate, HSBC Taiwan shall negotiate the service fee rate with Trading Counterparties on behalf of the Fund based on the principle of fairness and faithfulness. The Fund shall cause the R.O.C. Custodian to stipulate the refunding method of the service fee in the account-opening agreement to be entered into with the Trading Counterparties.

13.2 HSBC Taiwan shall disclose in the reports or financial statements of DIM Assets the amount of service fee refunded from or other interests paid by the Trading Counterparties to the Fund's DIM Account with an individual account title.

Article 14 (Ownership of Proceeds and Profits of DIM Assets and Exercise of Shareholder's Voting Rights)

14.1 During the term of this Contract, the proceeds and profits derived from the DIM Assets shall be collected by the R.O.C. Custodian, who shall notify HSBC Taiwan in writing of such proceeds and profits and the collection thereof. The aforementioned proceeds and profits, during the term of this Contract, shall belong to the DIM Assets.

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14.2 Proceeds, share interest, dividends, bonus share or other interests derived from the securities of DIM Assets shall be distributed to each discretionary investment account of the Fund by the issuer or the centralized securities depository enterprise in accordance with the applicable laws and regulations. The Fund agrees that the right to subscribe securities with consideration or the right to convert securities, which are derived from DIM Assets, shall be exercised by HSBC Taiwan in accordance with the content of Appendix V. However, if relevant laws and regulations provide otherwise, such laws and regulations shall apply.

14.3 Unless otherwise provided by the R.O.C. laws, regulations or government rulings, the right to attend shareholder's meeting and the voting right of the stocks held in the investment accounts of the DIM Assets shall be exercised by the R.O.C. Custodian in accordance with the instruction of HSBC Taiwan who is herein authorized by the Fund to make such instruction in accordance with policies established by the Fund from time to time.

14.4 Relevant procedures with regard to title transfer and exercise of right of the securities held by the DIM Account shall be carried out by the R.O.C. Custodian according to the R.O.C. Custody Contract, relevant securities laws and regulations and rules governing the operation of the centralized securities depository institution of the place where the investment is made.

Article 15 (Due care of a Prudent Person and Confidentiality Obligations)

15.1 In conducting discretionary investment business of this Contract, HSBC Taiwan shall act in accordance with the principle of good faith and comply with relevant laws and regulations, and faithfully perform the obligations hereunder with due care of a prudent person.

15.2 HSBC Taiwan and its directors, supervisors, officers, employees and agents shall keep strictly confidential with regard to the Fund, DIM Assets and other relevant information learned from the execution and performance of this Contract, except for inquiry conducted in accordance with the laws of the R.O.C. or U.S.A. or the Operation Rules or by a Party's group internal audit rules for internal auditing purpose. However, aforementioned confidentiality rules shall not apply if the Fund provides a separate written consent to HSBC Taiwan each time for the latter to publicly disclose or use the above information, in which the scope, method and circumstances of the agreed use shall

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be specified.

Article 16 (Accounts, Statements and Reporting Obligations)

16.1 HSBC Taiwan shall maintain in its principal office in Taipei sufficient accounts and records to enable a complete and accurate view to be formed of the assets and liabilities and the income and expenditure and all transactions of the DIM Accounts.

16.2 HSBC Taiwan shall prepare a monthly report and an annual report containing trading record and current status of the DIM Assets. The monthly report shall be delivered to the Fund within 7 business days after the end of every month; the annual report shall be delivered to the Fund within 15 business days after the end of every year during the term of this Contract.

16.3 HSBC Taiwan shall comply with Article 47 of the Operation Rules and any amendment thereof, if any, for report to the Fund of the decrease of net assets value of the DIM Assets.

16.4 The service of the reports referred to in this Articles 16 on the Fund shall be made by mail, facsimile and any other methods as agreed by both Parties.

16.5 The Fund may request in writing or other manner agreed by the Parties for HSBC Taiwan's providing with trading status, the volume and amount of the DIM Assets in stock and the open position of securities-related products of the DIM Account, and HSBC Taiwan may not refuse it.

16.6 When receiving the request stated in Article 16.7, HSBC Taiwan shall firstly confirm that the request is made by the Fund or its authorized representative before providing the requested information. HSBC Taiwan shall also fill out a request record for recordation.

Article 17 (Calculation, Method and Time of Payment of Remuneration of HSBC Taiwan and Expenses)

17.1 The remuneration of HSBC Taiwan for services provided under this Contract shall be paid by the Fund Custodian from the Fund Assets in accordance with the calculation, method and time of payment specified in Appendix VI of this Contract after receiving a notice from HSBC Taiwan.

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17.2 The transaction fee, taxes, and the other relevant expenses (but not including any expenses associated with HSBC Taiwan's obligations under Article 16) incurred from the discretionarily investment shall all be borne by the Fund and shall be paid from the Fund Assets. The Fund shall also be responsible to make up any deficiency.

Article 18 (The Effective Date and the Term of the Contract)

18.1 This Contract shall take effect upon the execution of it by both of the Fund and HSBC Taiwan. However, HSBC Taiwan may exercise right of investment decision-making, and assets management, and the remuneration of HSBC referred to in Article 17.1 shall start to calculate, only after the R.O.C. Custody Contract and the Tripartite Agreement of Discretionary Investment referred to in Article 7.2 are valid and effective, and are able to be actually performed.

18.2 This Contract shall continue in effect until[, 2010]. If not sooner terminated, this Contract shall continue in effect for successive periods of 12 months each thereafter, provided that each such continuance shall be specifically approved annually by the vote of a majority of the Fund's Board of Directors who are not parties to this Contract or interested persons (as such term is defined in the U.S. Investment Company Act of 1940) of any such party, cast in person at a meeting called for the purpose of voting on such approval and (a) either the vote of a majority of the outstanding voting securities of the Fund, or (b) a majority of the Fund's Board of Directors as a whole. As used herein the phrase "majority of the outstanding voting securities" shall have the meaning set forth in the U.S. Investment Company Act of 1940.

Article 19 (Amendment to the Contract)

Unless otherwise provided by applicable laws, the content of this Contract and its appendices may be amended by the written consent of both Parties and Article 18.1 shall apply *mutatis mutandis*

Article 20 (Termination of Contract)

20.1 This Contract may be terminated at any time by the Fund, without the payment of any penalty, upon a vote of a majority of the Fund's Board of Directors or a majority of the outstanding voting securities of the Fund, or by HSBC Taiwan, on sixty (60) days' written notice to the other Party. This Contract shall automatically terminate in the event of its

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assignment (as such term is defined in the U.S. Investment Company Act of 1940). In addition, this Contract shall automatically terminate if HSBC Taiwan is removed by the order of the FSC in accordance with the relevant R.O.C. laws.

20.2 If either Party breaches the provision of this Contract, and fails to rectify within the period prescribed by the other Party in writing, the other Party may terminate this Contract before the expiration of this Contract.

20.3 In the event HSBC Taiwan is unable to continue conducting the discretionary investment business due to dissolution, revocation or abolishment of permission of conducting discretionary investment business, HSBC Taiwan shall inform the Fund, the R.O.C. Custodian and the Trading Counterparties immediately. This Contract will be terminated automatically upon HSBC Taiwan's incapability to conduct the discretionary investment business.

Article 21 (Obligations to Settle Pending Affairs after Termination of this Contract)

21.1 If this Contract is terminated due to expiration of this Contract without renewal or according to provisions of Article 20, HSBC Taiwan shall settle the pending affairs immediately, make a final report for current status of the DIM Assets and the loss or profit of investment of the DIM Account and deliver it to the Fund.

21.2 This Contract shall be deemed to be valid and effective within the period of settlement of the pending affairs by HSBC Taiwan referred to in Article 21.1.

Article 22 (Provisions for Handling Breach of Contract)

Either Party who breaches provisions of this Contract and fails to rectify it within the period prescribed by the other Party in writing shall compensate the other Party for the damages and losses suffered by such other Party therefrom.

Article 23 (Notice of Change of Important Matters and the Method thereof)

In the event there is any change in the basic information provided by the Fund, the Fund shall inform HSBC Taiwan of such change promptly. Unless otherwise provided by this Contract, any notification by either Party pursuant to this Contract shall be made in writing and delivered to addresses of parties set forth in this Contract or in such other manner agreed by both Parties.

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Article 24 (Prohibition of Re-commission and Assignment)

Unless otherwise provided by laws and regulations, HSBC Taiwan may not, in entirety or in part, designate any third party to perform its obligations under this Contract, or assign its right hereof to any third party.

Article 25 (Dispute Settlement and Jurisdiction of Litigation)

Subject to any contrary requirement of the U.S. Investment Company Act of 1940 or the rules thereunder, both Parties agree that any dispute arising out of or in connection with this Contract shall be first resolved in accordance with the regulations governing disputes mediation procedures stipulated by SITCA. If such mediation fails, both Parties agree that the dispute shall be subject to the non-exclusive jurisdiction of the Taiwan Taipei District Court.

Article 26 (The Governing Law and Supplementary Provisions)

26.1 This Contract shall be governed and construed in accordance with the laws of the R.O.C., but subject to any contrary requirement of the U.S. Investment Company Act of 1940 or the rules thereunder.

26.2 In the event there is any amendment to laws related to securities investment trust or consulting, futures-related laws, articles of incorporation of SITCA or other relevant rules or regulations after execution of this Contract, unless otherwise provided by this Contract, the rights and obligations between the Parties hereto shall be subject to the provisions of the amended laws.

26.3 Matters not provided herein shall be subject to the provisions of the SITC Act, Futures Trading Act, the Management Regulations, the Operation Rules, articles of incorporation of SITCA, and other related laws and regulations of the R.O.C.; in the absence of such provision in the above-mentioned regulations, the matters shall be subject to the negotiation between Parties of this Contract in accordance with the principle of good faith.

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IN WITNESS WHEREOF, this contract has been duly executed by both Parties.

The Taiwan Fund, Inc.

By____________________

Name: Adelina N. Y. Louie

Title: Secretary and Treasurer

Date: APR 03 2009

HSBC Global Asset Management (Taiwan) Limited

By____________________

Name: Andrew R. J. Chen

Title: Chief Executive Officer

Date: APR 03 2009

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Appendix I: Discretionary Investment Prospectus and Risk Disclosure Statement

I. The legal relations of the nature, scope, principle of operation, billing of service charge, prohibitions, client (principal), trustee (agent), custodian agent of discretionary investment management and the mode of operation.

(I) The nature

1. HSBC Global Asset Management (Taiwan) Ltd. (the "Company") may undertake discretionary investment management business only upon regulatory approval:

According to the "Regulations Governing the Conduct of Discretionary Investment Business by Securities Investment Trust Enterprises and Securities Investment Consulting Enterprises" (hereinafter, the "Regulation") and "Securities Investment Trust and Consulting Association ("SITCA)'s Operation Guidelines Governing the Discretionary Investment Business by Securities Investment Trust Enterprises and Securities Investment Consulting Enterprises" (hereinafter, the "Operation Guidelines") promulgated by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan (formerly the Ministry of Finance of the Securities and Futures Commission, or known hereinafter as FSC), the Company shall satisfy certain qualification requirements and shall be subject to the approval of FSC in order to be eligible to apply the undertaking of discretionary investment management business. (The FSC has approved the Company to undertake the aforesaid business).

2. The client fully empowers the professional investment institution for discretionary investment management.

The client fully empowers the Company to manage its entrusted assets for investments based on its discretion on the professional standing of the Company in investment. The Company shall, within the scope of empowerment, make decisions in discretionary investment management. The Company shall act as a prudent person under due diligence for the best interests of the client.

3. Make investment decisions according to the purpose of investment as instructed by the client:

The client may consider their capacity, experience, and purpose of investment as well as applicable regulations to request the Company to customize the related investment policy and the scope of investment. The Company shall

16

utilize the assets for discretionary investment under due diligence.

4. The entrusted assets for discretionary investment management ("DIM Assets") are subject to the custody of the custodian agent:

   Applicable domestic regulations require that the client shall place the DIM Assets and the return on investment into the custody of the custodian agent approved by the Ministry of Finance to conduct business and rated by credit rating institutions recognized by the FSC as financial institutions at specific rating (hereinafter, the " Custodian Agent"). The Company shall not, for whatever reasons, take custody of the capital, securities or other assets of the client. Where the Company may be affiliated with the custodian agent as stated in Article 11-3 of The Regulation, the Company shall inform the client before entering into agreement. The client shall then appoint the custodian agent on their discretion.

   As a matter of principle, the client and the custodian agent shall enter into an agreement on custody of assets whereby the custodian agent shall safe keep the assets for the client.

(II) Scope:

1. The client shall fully empower the Company as an agent to make investment decisions and utilize the DIM Assets whereby the Company shall take full discretion in making investment in the name of and on behalf of the client with full power of attorney without further authorization to take action in particular investment.

2. The scope of investment shall be governed by Article 14 of the Regulation,

   (1) Investment in securities not stated in Article 6 of the Securities and Exchange Law is prohibited.

   (2) Transactions other than securities related products are prohibited.

   (3) The DIM Assets shall not be available for loans.

   (4) No transaction with funds, common trust funds, other discretionary investments or futures trading account, own capital account, client-operate securities trade account or future merchant accounts or securities related products managed by the agent with the exception of transaction conducted at centralized market or OTC market unless under willful arrangement of

17

trade for square up purpose.

(5) No investment in the stocks, corporate bonds, or debentures issued by the Company.

(6) The following acts are prohibited unless otherwise consented by the client in writing or permitted by special clauses in the agreement:

a. Investment in the subscription (sale) warrants issued by the Company.

b. Investment in the stocks, corporate bonds, or debentures issued by a company in stakeholder relation to the Company.

c. Investment in securities underwritten by securities dealer in stakeholder relation to the Company.

d. Margin trading of securities.

e. Lending and borrowing of securities.

(7) No investment in the securities underwritten by the Company unless otherwise the client are explicitly informed of a possible conflict of interest and the control measures and at the consent of the client in writing of each occasion with the specification of the quantity of securities for investment.

(8) Investment in offshore securities shall be duly in compliance with the types and scope of securities permitted by FSC.

(9) No violation of applicable regulations or the prohibition orders of the FSC.

Article 17 of the Regulation prohibits the followings when allocating the assets of discretionary account in investment:

(1) The investment from particular discretionary account in the stocks, corporate bonds or debentures and subscription warrants issued by any issuer shall not exceed 20% of the net asset value of such discretionary account. The investment from particular discretionary account in the corporate bonds or debentures issued by particular issuer shall not exceed 10% of the net asset value of such discretionary account. Where the agent may place discretionary orders for the investment in depository receipts and may also invest in the stocks by the same issuer, the total value or quantity of both the stocks in holding and the total value or quantity of stocks denominated by the depository receipts shall be accounted for in

18

calculating the upper limit. Where the agent may also place discretionary orders for investment in subscription warrant, the quantity of shares so represented and the quantity of stocks issued by the same issuer in holding shall both be accounted for in calculating the upper limit of investment.

(2) The total value of investment from all discretionary accounts managed by the Company in the stocks issued by particular issuer shall not exceed 10% of the outstanding stocks issued by such issuer.

(3) The investment from particular discretionary account in the beneficiary security issued by any issuer for solicitation of fund or private placement for raising funds, REIT and REAT, any special purpose company raising fund through offering or private placement by issuing ABS, shall not exceed 20% of the net asset value of such discretionary account.

(4) The provisions of (1) and (3) may be waived if the client of the discretionary account and the discretionary account investment agreement specified otherwise.

3. Further to the aforementioned regulations, the client may consult with the Company to discuss their capacity, experience, purpose of investment and legal rules applicable to related investment to determine the investment policy and scope and explicitly stated such terms and conditions in the agreement on discretionary investment.

(III) Principles of Operation

The Company undertaking discretionary investment service shall duly abide applicable regulation. In addition, the Company shall also duly observe Article III of the "Self-Discipline Regulations for SITCA Members" whereby all members of SITCA shall uphold the 7 principles in operation and materialize the spirit of these principles into management practice:

1. Law Abiding: understand all applicable legal rules and no violation or assisting a third party in the violation of laws.

2. Honesty and Trust: properly understand the capacity, experience and purpose of investment of each client as the basis for providing relevant services. Seek the best interest of the client. Do not mislead, cheat, engage in any conflict of interest or insider trade.

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3. Prudent person in management: exercise due care as a prudent person and help the client to appropriately diversify risks and provide the best service in securities investment.

4. Disclosure: provide necessary and sufficient information for the client, and inform the client of the risks inherent to the investments and related information in the investment decision-making process or transaction process. Disclose to the client the latest information rapidly.

5. Professionalism: Supervise all employees in continuing education in their respective areas of specialization, and fully use their expertise in the analysis of securities investment. Nurture the corporate culture of professional investment management.

6. Confidentiality: Keep strictly confidential with regard to the information of the client. Do not disclose such information or use the information.

7. Fair Competition: Avoid causing damage to the reputation, mutual interest, or undue competition among the members of SITCA.

(IV) Billing

1. The client shall be responsible for the expenses incurred as follows unless otherwise specified in related agreements: discretionary account management fee, custodian fee for the custodian agent, commission for securities trade, securities transaction tax and other applicable taxes.

2. The Company shall calculate the remunerations under the principle of fair competition with reference to industry level and enter into agreement with the client. Generally, the calculation is made at specific percentage of the amount of fund entrusted, the value of the DIM Assets or as regulated by law and shall be deducted from the discretionary account assets on a regular basis. However, such calculation and deduction of fees shall not violate the Regulation under the principle that "agreement with the client on sharing the return on investment or loss from investment is prohibited unless otherwise specified by FSC on remunerations from performance". The aforementioned method for the calculation of remunerations, method and timing of payment shall be explicitly stated in the Discretionary Investment Management Contract (the "DIM Contract") .

3. The custodian fee charged to the account of the client is mandatory whereby the

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assets in the discretionary account shall be subject to the custody of the custodian agent and a service charge will be applicable to the client. The calculation, method and timing of payment shall be agreed upon by and between the client and the custodian agent and shall be explicitly stated in the Discretionary Investment Custody Contract (the "Custody Contract").

4. The commissions for securities trade and securities transaction tax are expenses or cost incurred from the investment from the discretionary account in securities by the Company in favor of and in the name of the client, and shall be deemed the direct cost of the client in conducting securities trade. The calculation, method and timing of payment shall be regulated by domestic law or practice in the market.

5. Other related expenses, cost, or taxes shall be applicable depending on the circumstance, or agreed upon by and between the client and the Company or between the client and the custodian agent.

(V) Prohibitions

Prohibitions dictated by the Regulation and the "Operation Guidelines" in undertaking discretionary account investment by the Company are explained as follows:

1. Discretionary investment may be made only upon regulatory approval: According to Article 3 of The Regulation, no party may undertake discretionary account investment business in any regard in their operation except under the approval of FSC.

2. The asset value or amount to be entrusted by particular client shall not be lower than certain level: According to Article 12 of The Regulation, the lower limit of the assets value or amount for each client in discretionary investment is NT$5 million.

3. The Company shall not take custody of discretionary account assets: According to Article 11 of The Regulation and Article 23 of the Operation Guideline, the Company is not permitted to take custody of the capital and allocate the capital for procurement of assets for whatever reasons.

4. The Company shall not accept joint appointment: according to Article 22 of The Regulation and Article 18 of the Operation Guideline, the Company shall enter into the agreement on discretionary investment with individual clients, not joint

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appointment.

5. According to Article 27 of the Operation Guideline: In appointing an agent with full power of attorney for managing the discretionary account for investment, each client shall appoint only one custodian agent.

6. Prohibitions of the person in charge of the Company and the employees: According to Article 36 of The Regulation, the directors, supervisors, managers and sales personnel of the Company shall not violate any of the prohibitions in undertaking discretionary investment.

7. The scope of investment and the use of funds shall be referred to in the inscription in (II)-2.

8. The Company may solicit business of discretionary investment and launch promotional events in accordance with Article 7 of the Operation Guideline, but shall not:

   I Take the approval by FSC in undertaking discretionary account investment business as propaganda for application or guaranty of the value of the discretionary account assets in investment.

   II Mislead the investors to believe that the principal or profit is guaranteed.

   III Making representations that the Company will bear the losses.

   IV Offer gifts or other interests for solicitation of business or promotion.

   V Exaggerate the performance of past operation as propaganda or place advertisement for attacking others in the industry.

   VI Untrue, fraudulent or misleading behaviors.

   VII Misstatement, the use of false information, or supply information only favorable to the Company to exaggerate the performance of the securities, securities related products it provided, or other investments, trade or service approved by FSC .

   VIII The content is in violation of laws or the content of the agreement on discretionary investment.

   IX Any other unlawful act.

(VI) The legal relations among the client, the Company, and the custodian agent and the

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mode of operation

The legal relations among the parties concerned in discretionary investment (the client, the Company, and the custodian agent) are explained as follows:

1. The relation between the client (principal) and the Company

   The client and the Company are bound by principal-agent relation through the DIM Contract whereby the client empowers to determine the use of the DIM Assets for investment. The policy and scope of investment shall be determined by the parties therein and the details shall be stated in the DIM Contract and its appendix to the agreement. Any other rights and responsibilities binding the parties shall also be stated in the DIM Contract.

2. The relation between the client and the custodian agent

   The relation between the client and the custodian agent shall be explicitly stated in the Custody Contract whereby the custodian agent shall duly observe the rules of FSC and The Regulation.

3. The legal relation binding the client, the agent, and the custodian agent

   The parties hereto shall enter into a tripartite agreement defining the rights and responsibilities of the contracting parties. In the agreement, it shall be specified that the agent may make decisions on investment and to allocate the assets of the discretionary accounts only as defined in the agreement on discretionary investment in full discretion as empowered. The custodian agent shall effect delivery as instructed by the agent and shall review to ensure such instructions are fully in compliance with applicable regulations and the restrictions and scope of investment as stated in agreement on discretionary investment. In addition, the custodian agent shall also be responsible for assisting the client in opening new account for securities investment, the custody of money and securities, the delivery after trade, bookkeeping, and share registration. Furthermore, the rights and responsibilities binding the three contracting parties shall be explicitly stated in the said tripartite agreement.

4. Mode of operation:

   With reference to the aforementioned relations, the mode of operation shall be: the Company accepted the appointment of the client and exercise full discretion over the assets held under the custody of the custodian agent in making decisions and effecting investment within the scope of authorization under DIM

23

Contract. Upon the confirmation of transactions with respective securities dealer or other counter parties, the Company shall instruct the custodian agent to effect payment for the delivery of the investment. The custodian agent shall then review if the procedure is in compliance with applicable legal rules and the restrictions and scope specified in the DIM Contract. If so, the custodian agent shall proceed to delivery and related bookkeeping and share registration. The custodian agent shall be responsible for the opening of securities account for investment, the custody of the proceeds and related matters.

At any time impairment of the net asset value of a customer's discretionary investment assets equals 20 percent or more of the value of the original discretionary investment assets, the Company shall produce a transaction record of the assets and a status report and deliver them to the client within two business days from the date of the event. The same shall apply in each subsequent case of impairment equaling 10 percent or more of the net asset value stated in a previous report. Also according to Article 46 of the Operation Guideline, the client may inquire the status of transactions of the assets in the discretionary account, the quantity of assets for discretionary investment in inventory, the amount and the exposed position of securities related products and related information, in writing or in the means as mutually agreed at any time

II. The analysis methods, sources of information, and investment strategies adopted by the Company in making discretionary investment

The Company takes into consideration the good track of record of investment performance in the past, achievement of the expected goal entrusted by the client, and earning the trust of the client to entirety in using the assets in the discretionary accounts for investment. With years of experience in investment analysis, the Company has developed a viable and effective system for such purpose, which is a set of analysis methods, sources of information and investment strategies insensible in the investment decision-making process. Such system is elaborated as follows:

(I) The methods of analysis

Generally, the analyses are conducted by designated research and analysis professionals from a macroeconomic perspective, industry, financial information on individual companies, products and markets, stock price fluctuation, and the trend of the companies in development as the foundation for making investment. The characteristics are summarized as follows:

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1. Macroeconomic and microeconomic levels are taken into account:

    (1) Macro economic analysis: keep track on the changes in domestic and international political and economic environment with in depth analysis. The key of analysis will be: major monetary and economic policies of major countries, indicators for economic growth and performance, government budget, public construction spending, changes in economic structure, supply and demand of capital, trends of long and short-term interest rates, consumer price level, unemployment rate, import and export trade, industrial policy, the stage of development of the capital market and the layers, and other factors that may affect macroeconomic development.

    (2) Industry Analysis: the research staff make continuous efforts to address to the following issues for keeping up with the changes in the industry: economic outlook of the industry, changes in the supply and demand or prices of products and raw materials, the association between different industries in performance, the level of technologies, sufficiency of human resources, R&D budget, government policies on financing the industry and taxation.

    (3) The analysis of individual companies: the research staff gather and analyze the information on financial performance and operation released by the companies regularly in order to detect every opportunity for making the first move in investment. In addition, the staff also explore the composition and possible effect of the changes in the members of the management teams of these companies for analyzing their product features and competitiveness, technological innovations, R&D level, market development, marketing capacity, operation plan in the future, and financial forecasting and attainment of the financial goals of these companies.

2. The research team holds regular meeting for collective wisdom

    The research team of the Company holds daily, weekly, and monthly meetings for discussion on the variables inherent to the aforementioned topics. The research staff will present the "investment analysis report" for discussion in order to achieve collective wisdom. In case of major incident, all of them will propose analysis report on possible impact. The said analysis reports will be presented to the investment managers as the reference for making investment decisions.

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3. Quantitative Analysis for Trend Forecasting

   (1) Proper use of data analysis: the Company demands that all research staff to present all related factors in quantitative terms as far as possible in the analysis, and apply scientific methods for assessing the value of the investment objects and possible risks. All research staff shall not conduct analysis in empty thinking, basing on rumors and unsubstantiated facts.

   (2) Trend Forecasting: the ultimate goal of analysis is the control of the trend as early as possible. The research team of the Company applied the aforementioned methods to make timely forecasting on all investments.

(II) Sources of information

The primary sources of information vital for the investment analyses include the following:

1. Professional publications: statistical reports compiled and released by domestic and foreign governments on a regular basis, industry journals or analysis reports, research reports released by securities dealers or other professional institutions.

2. Online information from professional information companies: examples are Reuters, Bloomberg, Fortek, C Money, and financial information published by Taiwan Economic Daily News.

3. Written information from companies listed in the exchanges or OTC markets: examples are their monthly, quarterly, interim, and annual reports, financial reports, prospectus, financial forecasting, and plan for issuing new shares for capital.

4. Visit companies, scholars and experts: examples are visits to companies or factories, interview the persons in charge, key personnel or the experts.

5. Attend symposiums or conferences: examples are the conference for announcement of performance or symposiums of particular industry.

(III) Investment Strategies

1. Basic principle

   (1) The Company maps out the investment strategies and executed the investment plans in accordance with the investment policy, scope and restrictions specified in the DIM Contract.

26

(2) Take appropriate actions to control risk and protect the assets, and seek reasonable growth of ROI for the best interest of the client.

(3) Protect the interests of all clients fairly and avoid the conflict of interest.

2. Investment Decision-Making Process

The investment decision-making process of the Company contains four steps. Each step shall be taken cautiously and is explained as follows:

(1) Investment analysis: the Company holds morning meeting on discussion of the latest development of the political, economic, industrial situations and the performance of individual stocks and other unusual situations on a daily basis. The Company also holds weekly meeting on industrial research, and will discuss the analysis of economic trend, industry outlook, performance of individuals stocks as specified in the "investment analysis reports" presented by the research team for recommendation in investment. The main purpose of investment analysis will be served as primary source of reference for the investment managers in making investment decisions. This is the demonstration of the professional standing of the research team of the Company.

(2) Investment decision: the investment manager shall, in accordance with the "investment analysis reports" compiled by the research staff, the outcomes from the industry research meetings, the discussion result of the morning analysis meeting, and the variance analysis report of trade conducted the day before, the conditions for investment as instructed by the client, make objective and fair decisions in writing as per the needs and requests of individual clients, then instruct the dealers to proceed to trade. The decisions of the objects of investment of the day shall be subject to the approval of competent authority of the Company for ensuring such decisions are lawful, and congruent with the needs of the client in investment, and make sure that the terms and conditions contained in the DIM Contract were fully supported by objective investment analysis and the assets entrusted by each client were fairly allocated without any form of the conflict of interest.

(3) Execution of the investment decision: the investment manager shall present the investment decision in writing to the dealers for transactions, and shall not give instruction just verbally to avoid misinterpretation from speaking

27

and no hard evidence for proof of transactions. Investment manger shall prepare written instruction of investment decision for each client respectively to the dealers for proper execution. The objects, types, quantity, price and time of investment shall be explicitly stated in the investment record sheet and the reasons for variation shall be specified. For ensuring the fairness to each discretionary account, investment instruction shall be made under each discretionary account individually. No trade is allowed for matching the investment of one account with another. After the transactions of the day, cautiously check the confirmation slips sent by the securities dealers and other counter parties for accuracy, and forward the information for relevant personnel for bookkeeping. The dealers shall analyze the result of transactions properly and find out if there is variation from the original investment decisions, and give reason if there is any. All information after this stage shall be submitted to the investment managers as reference and as reference for investment decisions to be made the next day and beyond.

(4) Review of investment: the Company shall hold review meeting on the investments at least once a month. Competent authority of the Company shall preside over the meeting. Each investment manager shall present review report on investments covering the process of investment decision-making, the content of decision, and investment performance, and shall take corrective action and adjust the investment direction accordingly.

(IV) The characteristics of the objects of investment or transactions, possible risk, and applicable legal rules

1. Investment Objective

The investment objective of the Fund is to seek long-term capital appreciation through investment primarily in equity securities listed on the TSE.

2. Market Volatility

The growth in the ROC securities market over the past decade has been accompanied during certain periods by a high degree of stock price volatility resulting in very large short-term swings in the TSE Index.

During periods when the market has declined rapidly, such as financial crisis in 2008, the combination of reduced demand and TSE rules confining daily movements in individual company stock prices to fixed limits (currently 7%) around the previous day's closing price has greatly diminished market liquidity.

28

This has made it extremely difficult during declining periods to protect previously unrealized capital gains as the Fund cannot always sell the portfolio securities at a time the Advisor considers to be in the Fund's interest.

The Advisor believes that short-term trading strategies, without regard to fundamental investment analysis, currently are factors determining day-to-day price fluctuations. The Fund has a long-term trading strategy based on fundamental investment analysis and therefore short-term volatility in the ROC securities market will affect the net asset value of the Fund's shares which could cause the Fund's shares to trade at larger discounts and premiums than are usually experienced by closed-end investment companies.

3. Currency Fluctuations

The Fund's assets are invested primarily in ROC securities and substantially all income is received in NT Dollars. However, the Fund will compute and distribute its income in U.S. Dollars. Therefore, if the value of the foreign currencies in which the Fund receive its income falls relative to the U.S. Dollar between receipt of the income and the making of Fund distributions, the Fund will be required to liquidate securities in order to make distributions if the Fund has insufficient cash in U.S. Dollars to meet distribution requirements.

Since the Fund invests in ROC securities denominated in NT Dollars, changes in the exchange rates of the NT Dollar may affect the value of securities in the Fund's portfolio and the unrealized appreciation or depreciation of investments insofar as U.S. investors are concerned. Further, the Fund may incur costs in connection with conversions between currencies, Changes in the exchange rate of the NT Dollar will affect the Fund's net asset value regardless of the performance of the underlying investments of the Fund.

Relative currency values will be taken into account by the Advisor in selecting industries and companies for investment.

III. The education and experience of the persons in charge of investments and the sales personnel are shown in Annex I.

IV. Income Statement of the Company covering the last two years and the Balance Sheet of the Company to date are shown in Annex II.

V. Law suits or non-contentious matters to the Company respecting investment consulting, discretionary investment or securities investment trust funds:

29

Nil.

VI. Disciplinary actions by Financial Supervisory Commission, Executive Yuan on the Company or the person in charge in the last 2 years, specify the time, the details, and the status of corrective action.

(I) Time: FSC of the Executive Yuan issued an executive order under FSC Letter Chin-Kuan-Cheng (IV) No. 09600000966 dated January 11, 2007 demanding corrective action by the Company.

The cause: The personnel of the Company adjusted the clock and changed the transactions of discretionary account to fund account without authorization.

(II) Time: FSC of the Executive Yuan issued an executive order under FSC Letter Chin-Kuan-Cheng (IV) No. 0960033734 dated July 6, 2007 demanding corrective action by the Company.

The cause: FSC of Executive Yuan conducted a general examination of the Company in the period of April 18 ~27, 2007, and discovered the violations specified as follows:

1. The investment decision made by the fund managed by the Company failed to follow the recommended price in the research report, and the actual price significantly varied from market price.
2. The application for subscription of money market funds by the client and the proceeds for investment were not delivered by the subscription deadline.

VII. Investment Risk Disclosure

(I) Discretionary investment is not risk-free. Management performance of the Company in the past does not guarantee minimum return on the investment fund in the discretionary accounts. The Company shall act as prudent person under due diligence, but disclaim any responsibility on investment loss or guarantee minimum return on investment. The client is advised to read the Discretionary Investment Management Prospectus and Risk Disclosure Statement thoroughly before entering into agreement with the Company.

(II) The Company and the person-in-charge of the Company whose signature/seals were affixed unto this Discretionary Investment Management Prospectus and Risk

30

Disclosure Statement shall be legally liable to any false account or concealment contained therein.

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Annex One : Education and Work Experience - Department Head, Portfolio Manager, and Sales Team for Discretionary Investment Management Services

Title	Name	Education	Work Experience
Vice President	Dominic Lin	National Chengchi University, Dept. of Business Administration	1. Department Head of Segregated Account Management, HSBC Global Asset Management (Taiwan) Ltd. (1998/11~) 2. Portfolio Manager, HSBC Safe and Rich Fund, (2000/12~2006/12) 3. Portfolio Manager, HSBC Trinity Balanced Fund, (2006/03~2006/06) 4. Manager, Polaris Securities, (1995/03~1998/10)
Vice President	Stanley Yang	University of Illinois, MBA	1. Portfolio Manager, HSBC Global Asset Management (Taiwan) Ltd. (2006/03~) 2. Head of Global Equity, Grand Cathay Securities Investment Trust Co., Limited, Taiwan (2001/08~2006/03) 3. Assistant Manager, Industrial Bank of Taiwan Securities Consultant Co., Limited, Taiwan (2001/01~2001/07)
Assistant Vice President	May Kao	National Chengchi University, Dept. of Economics	1. Portfolio Manager, HSBC Global Asset Management (Taiwan) Ltd. (2006/12~)

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2. Investment Manager, JP Morgan Asset Management (2003/08~2006/08) 3. Investment Manager, Franklin Templeton First Taiwan (2002/07~2003/08)
Assistant Vice President	Russell Mu	University of Illinois at Urbana – Champaign, MS in Finance National Taiwan University, MS	1. Department Head of Institutional Business Development, HSBC Global Asset Management (Taiwan) Ltd. (2005/08~) 2. Product Specialist, Allianz Global Investors (2004/05~2005/08) 3. Product Specialist, Fu Hwa Investment Trust, (2003/10~2004/05)
Deputy Manager	Kyle Wang	Washington University in St. Louis, LL.M.	1. Account Officer, HSBC Global Asset Management (Taiwan) Ltd. (2007/06~) 2. Assistance Manager, Cathay United Bank (2005/08~2007/06) 3. Associate, PricewaterhouseCoopers, (2004/12~2005/06)
Specialist	Jay Weng	National Taiwan University, MS	1. Specialist, HSBC Global Asset Management (Taiwan) Ltd. (2007/05~)

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Annex Two: Balance Sheet & Income Statement (2006~2007)

HSBC INVESTMENTS (TAIWAN) LIMITED

Balance Sheets

December 31, 2007 and 2006

(Expressed in thousands of New Taiwan dollars, except for par value)

Assets	2007	2006
Current assets:		
Cash and cash in bank (notes 4 and 5)	$ 905,355	742,876
Accounts receivable (note 4)	173,503	95,215
Other receivables (note 4)	4,288	6,111
Prepayments and other current assets (note 8)	13,535	9,984
	1,096,681	854,186
Bond investments in non-active markets (note 6)	935	8,855
Fixed assets, net (note 7):		
Cost:		
Land	180,765	180,765
Building and building improvements	311,756	306,574
Office equipment	83,025	71,831
Leasehold improvements	13,895	13,797
	589,441	572,967
Less: accumulated depreciation	(161,213)	(146,902)
Less: accumulated impairment	(104,246)	(104,246)
Prepayments for equipment	12,790	7,011
	336,772	328,830
Other assets:		
Refundable deposits (notes 4 and 11)	101,821	89,532
Pledged assets	7,000	-
Deferred tax assets -- noncurrent (note 9)	14,002	14,317
Other assets—other	29	87
	122,852	103,936
Total assets	$ 1,557,240	1,295,807

Liabilities and Stockholders' Equity	2007	2006
Current liabilities:		
Accrued expenses (note 12)	$ 155,145	75,843
Payables to related parties (note 4)	98,604	80,611
Income tax payable (note 9)	89,929	75,637
Other current liabilities	11,068	5,745
Total liabilities	354,746	237,836
Stockholders' equity (notes 9 and 10):		
Common stock, $10 par value, authorized and issued 78,847,782 shares for both 2007 and 2006	788,478	788,478
Capital surplus—additional paid-in capital from issuance of common stock for cash	17,913	17,913
Retained earnings:		
Legal reserve	35,511	11,504
Unappropriated earnings	360,592	240,076
	396,103	251,580
Total stockholders' equity	1,202,494	1,057,971
Commitments and contingencies (notes 4 and 12)		
Total liabilities and stockholders' equity	$ 1,557,240	1,295,807

See accompanying notes to financial statements.

HSBC INVESTMENTS (TAIWAN) LIMITED

Statements of Income

For the years ended December 31, 2007 and 2006

(expressed in thousands of New Taiwan dollars, except for earnings per share)

		2007	2006
Operating revenues:			
Management fees (note 4)	$	1,185,032	844,432
Commissions		154,760	86,227
Consulting income (note 4)		96,619	17,594
		1,436,411	948,253
Operating expenses:			
Personnel costs (note 8)		385,644	254,207
Depreciation and amortization		14,423	13,259
Other operating expenses (note 4)		570,654	356,691
		970,721	624,157
Net operating profit		465,690	324,096
Other income and losses:			
Interest income (note 4)		13,049	8,540
Other income, net (note 4)		1,690	1,883
Loss on disposal of fixed assets, net		(11)	(261)
Compensation loss (note 4)		(311)	(10,405)
		14,417	(243)
Income before income taxes		480,107	323,853
Income tax expenses (note 9)		119,515	83,777
Net income (note 3)	$	360,592	240,076
Basic earnings per share before income tax expense (note 10)	$	6.09	4.11
Basic earnings per share after income tax expense (note 10)	$	4.57	3.04

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Appendix II: Initial Amount of the Discretionary Investment Management Assets

Cash: NT$ 0 —

The value of the Securities: NT$ 497,827,300 (#2330 TSMC : 9,500,426 shares)

The value of the DIM Assets shall be calculated in accordance with the Fund's prospectus.

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Appendix III: Basic Guidelines and Scope of Discretionary Investment or Trading and Management of Idle Funds

1. The investment objective is to seek long-term capital appreciation through investment primarily in equity securities of Republic of China companies listed on the Taiwan Stock Exchange. Investment may also be made in debt securities listed on the Taiwan Stock Exchange and in debt securities traded on the over-the-counter market.

2. The DIM Assets after having been remitted into the Republic of China and delivered to the Custodian, shall be invested only in securities and money market instruments denominated in NT Dollars and in NT Dollars cash and banking and similar accounts, except to the extent otherwise permitted by Republic of China law and regulations.

3. The HSBC Taiwan agrees that it will not, using the Fund Assets:

   (a) purchase any security (other than obligations of the U.S. Government, its agencies or instrumentalities), if as a result: (i) as to 75% of the Fund Assets, more than 5% of the total Fund Assets (taken at their current value) would then be invested in securities of a single issuer, (ii) as to the remaining 25% of the Fund Assets, more than 10% of the total Fund Assets (taken at their current value) would then be invested in the securities of a single issuer (except that the HSBC Taiwan may invest not more than 25% of the Fund Assets in obligations of the Republic of China Government or its agencies or instrumentalities), (iii) more than 10% of the voting equity securities (at the time of such purchase) of any one issuer would be held in the Fund Assets, and (iv) more than 25% of the total Fund Assets (taken at their current value) would be invested in a single industry; or

   (b) purchase any equity securities which, at the time the purchase is made, are not (i) listed and traded on the Taiwan Stock Exchange, (ii) purchased in initial public offerings and secondary public offerings but only if such securities will be listed on the Taiwan Stock Exchange immediately following such offering, or (iii) traded in the over-the-counter market in Taiwan; or

   (c) purchase partnership interests; or

   (d) borrow money or pledge the DIM Assets; or

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(e) purchase securities on margin, except for short-term credits as may be necessary for clearance of transactions; or

(f) make short sale of securities or maintain a short position; or

(g) buy or sell commodities or commodity contracts or real estate or interests in real estate, except that it may enter into foreign currency exchange contracts, foreign currency futures contracts, and options on foreign currencies and foreign currency futures contracts for bona fide hedging purposes; or

(h) act as an underwriter of securities of other issuers; or

(i) make loans, including loans of cash or portfolio securities, to any person; for purposes of this investment restriction, the term "loans" does not include distributed bonds, debentures of other securities; or

(j) purchase securities issued by any issuer which owns, whether directly or indirectly or in concert with another person, more than 5% of the equity securities (whether voting or non-voting) of HSBC Taiwan or which takes a significant role in the management of HSBC Taiwan; or

(k) issue senior securities; or

(l) purchase beneficiary certificates representing interests in a ROC securities investment trust fund or effect any transaction in securities with a ROC securities investment trust fund managed by HSBC Taiwan.

4. Nothing in Point 3 above shall require the sale or disposition of any relevant DIM Assets where any of the restrictions there set out is breached as a result of any event outside the control of HSBC Taiwan and occurring after the investment in the relevant assets is made (including not limited to any reorganization or amalgamation of any company and the suspension of any listing), but no further relevant assets shall be acquired until the relevant limitation can again be complied with, except pursuant to the exercise of subscription rights to purchase securities of an ROC issuer at a time when the Fund's holding of securities of that issuers (or that issuer's industry) would otherwise exceed the limits set forth in clause (i), (ii), (iii) or (iv) of Point 3(a) above, where prior to such exercise and after the announcement of such rights, HSBC Taiwan sells at least the number of securities which it

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subsequently purchases through the exercise of the rights.

5. To not less than the extent (if any) from time to time required by the FSC a proportion of the DIM Assets shall be retained at all times in liquid form in assets of a type specified by the FSC.

6. HSBC Taiwan shall not hold or have an interest in securities issued by the Fund or securities issued by any investment fund investing in Republic of China securities in the management of which HSBC Taiwan participates or has an interest.

7. To the maximum possible extent all transactions in discretionary investment assets shall be carried out through stock exchanges and other officially designated markets. Subject to any limitations which may be imposed under the U.S. Investment Company Act of 1940 and any rules and regulations adopted thereunder, such transactions may be carried out through a broker who is a connected person of HSBC Taiwan to such extent as HSBC Taiwan may think fit provided that the cost thereof is not greater than it would have been had the transactions been carried out through a broker who was not a connected person.

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Appendix IV: Information of Designated Investment Manager and His Deputy Agreed by Both Parties

Name of the Investment Manager: Stanley Yang

Year of Birth: 1974

Education: University of Illinois at Chicago, MBA

Experience: 8 years of Portfolio Management

Name of the Deputy: May Kao

Year of Birth: 1965

Education: National Chengchi University, Dept. of Economics

Experience: 9 Years of Portfolio Management

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Appendix V: Exercise of Rights on Subscription for Securities with Consideration or Conversion of Securities

HSBC Taiwan has full discretion to exercise the rights on subscription with consideration for securities or conversion of securities managed by it under this Contract in the best interest of Fund and subject to the Basic Guidelines and Scope of Discretionary Investment or Trading and Management of Idle Funds as specified in Appendix III of this Contract.

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Appendix VI: Calculation, Method and Time of Payment of Remuneration of HSBC Taiwan and Expenses

As compensation for the discretionary investment management services and expenses borne by HSBC Taiwan pursuant to this Contract, HSBC Taiwan shall be entitled to receive out of the Fund Assets a monthly fee payable in NT Dollars. Such fee shall consist of a basic fee (the **"Basic Fee"**) and performance adjustments (the **"Performance Adjustments"**), which may serve either to increase or decrease the Basic Fee.

(a) The Basic Fee shall be computed promptly after the end of each month by multiplying (i) the average daily Net Value (as defined below) for such month by (ii) an annual rate of 1%. For any period of less than a full month during which this Contract is in effect, the Basic Fee shall be calculated by multiplying (i) the average daily Net Fund Value for such period prorated according to the proportion that the number of business days in such period bears to the number of business days in such month times (ii) an annual rate of 1%. As used herein, "Net Value" shall mean the value of the net assets of the Fund (including the discretionary investment assets) calculated as described under "Net Asset Value" in the Prospectus of the Fund.

(b) The Basic Fee shall be subject to upward or downward Performance Adjustments on the basis of investment performance, as follows:

The Performance Adjustment shall be made by multiplying (x) the Applicable Performance Adjustment Rate times (y) the average Net Value over the performance period. The resulting Performance Adjustments shall then be added to or subtracted from the Basic Fee. The Performance periods and the Applicable Performance Adjustment Rates shall be calculated as follows:

(1) First, the performance period shall commence with the first business day of the first full month following the date upon which 75% or more of the assets constituting the Net Value are invested in equity securities. During the first eleven (11) months thereafter there shall be no Performance Adjustment. Starting with the twelfth month of operation, the Performance Adjustment shall be take effect. Following the twelfth month a new month shall be added to the performance period until the performance period equals 36 months. Thereafter the performance period shall consist of the current month plus the previous 35 months. Notwithstanding the provisions of Point 1 (b)(1), Performance Adjustments under this Contract shall be

42

made as if this Contract were a continuation of the Management Contract, rather than a new Investment Contract. In addition, the termination of the Management Contract shall not, for purpose of the last paragraph of Point 9.1 (b) of the Management Contract be deemed a termination thereof and thereby result in any prorated fee calculation.

(2) Second, compute the percentage difference between (a) the opening Net Value of the Fund on the first business day of the performance period and (b) the sum of (1) the closing Net Value on the last business day of such period plus (ii) the value of the Fund's cash distributions made during the performance period plus (iii) the value of capital gains taxes paid or payable by or on behalf of the Fund on undistributed realized long-term capital gains during the performance period.

(3) Third, compute the percentage change in Taiwan Stock Exchange Index (the **"Index"**) during such period. In making such computation the value of cash distributions made during the performance period by companies whose securities comprise the Index shall be accumulated to the end of such period and added to the closing value of the Index, with cash distributions of the securities comprising the Index being treated as reinvested in the Index as of the end of each calendar quarter following the payment of the cash distribution. (In both such computations of percentages, the percentage rate shall be rounded to the nearest full basis point (0.01%) (rounding up if a computation produces a result of exactly one-half basis point (0.005%))).

(4) Fourth, the Applicable Performance Adjustment Rate shall be the Applicable Adjustment Percentage (as defined in (5) below) times the number (whether positive or negative) obtained by subtracting the percentage change in the Index during the performance period from the percentage change in the Net Value of during that period, provided that if the number thus obtained is greater than ten (either positive of negative) the Applicable Performance Adjustment Rate shall be the Applicable Performance Adjustment Percentage times ten (positive or negative, as appropriate).

(5) The Applicable Adjustment Percentage shall be an annual rate of 0.03%.

In computing the investment performance of the Net Value and the investment record of the Index, distributions of realized capital gains, dividends paid out of investment income,

43

the value of capital gains' taxes per share paid or payable on undistributed realized long-term capital gains, and all cash distributions of the companies whose stocks comprise the Index shall be treated as reinvested in accordance with Rule 205-1 or any other applicable rules under the United Sated Investment Advisers Act of 1940.

In the case of termination of this Contract, the transfer of the discretionary investment assets to another securities investment trust enterprise, the fee for that month shall be reduced proportionately on the basis of the number of business days during which this Contract is in effect during that month. The Basic Fee rate in that month shall be computed on the basis of and applied to the Net Value, averaged over that month and ending on the last business day on which this Contract is in effect. The amount of the performance Adjustment (or Adjustments) shall be computed on the basis of and applied to the Net Value, averaged over the 36-month period ending on the last business day on which this Contract is in effect, provided that if this Contract has been in effect for last than 36 months, the computation shall be made on the basis of the period of time during which this Contract has been in effect.

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